Exhibit A

Metallica Resources Inc. Second quarter report six months ended June 30, 2004

Report to Shareholders
(all amounts in US$ unless otherwise noted)

Significant events during the most recent quarter:

•	Land surface rights challenged at Cerro San Pedro.

•	Construction suspended at Cerro San Pedro pending receipt of explosives permit and renewal of the municipal construction and operating license.

•	Noranda has informed Metallica that it intends to spend approximately $1.7 million on an 8,000-meter drilling program at the El Morro project beginning in fourth quarter of 2004.

MEXICO – Cerro San Pedro Project (100%)

The Cerro San Pedro gold and silver project is located in the State of San Luis Potosi, Mexico, approximately 20 kilometers outside the city of San Luis Potosi and is operated by Metallica’s wholly owned subsidiary Minera San Xavier, S.A de C.V (MSX). The mine is projected to produce an average of 90,500 ounces of gold and 2.1 million ounces of silver per year over its currently estimated 8.3-year mine life.

Construction of the Cerro San Pedro project began in February 2004 and was expected to take approximately nine months to complete at a total cost of approximately $28.2 million, plus $3.0 million for project working capital. However, unexpected and unforeseen problems resulted in suspending construction in June 2004. The increase in the estimated cost to build the mine and the delay in the commencement of the operation will be a function of the length of time of the suspension.

In April 2004 MSX received notice that the Agrarian Court residing in the State of San Luis Potosi, Mexico, found in favor of a contesting group and nullified the Lease Agreement that the Company had entered into in 1997 with the ejido of Cerro San Pedro for surface rights it is using to access its mineral rights at the project. Significantly, however, the court did not rule that MSX had to either cease construction of its project or vacate the ground. Both the Company and the current possessors of the ground, who are the original ejido members that entered into the 1997 Lease Agreement, have appealed this decision to a higher-level Federal Court. It is expected that the Federal Court will issue a ruling on this appeal no later than October 2004.

In addition to appealing the Agrarian Court decision, the Company is pursuing several other options in order to establish a long-term legal basis for using the land. The Company is confident that it will prevail in this matter; in part due to Mexican law recognizing mining as a preferred use of the land; its support from the people who are recognized as the historical possessors of the disputed land and its good working relationship with federal, state and local authorities. In the event that MSX does not prevail, either through the courts or the other options it is pursuing, and the contesting group is granted legal authority to represent the ejido, the Company will be required to negotiate a new lease agreement with the ejido with no assurance that these negotiations will be successful.

MSX has also encountered significant delays in obtaining its explosives operating permit for the project. Although it has received, and is in full compliance with, all major environmental permits from the state and federal agencies, the explosives operating permit must be obtained from the Secretariat of National Defense (SEDENA). MSX and its advisors, believes it has complied with all applicable requirements necessary for obtaining the explosives operating permit and continues to work diligently with SEDENA to satisfy any additional requests SEDENA may have. Additionally, the Company is working closely with the US and Canadian Embassies, the Governor of the State of San Luis Potosi and various federal agencies in order to help secure this permit. To date the permit has not been issued, and Metallica cannot predict when or if the permit will be issued.

The Company has also not received the annual renewal of its municipal construction and operating license from the Municipality of Cerro San Pedro. MSX is in full compliance with all other material license requirements, and believes it is legally entitled to the renewal of its municipal construction and operating license. This permit has been renewed annually for the past four years; therefore, the Company is working with various governmental officials to obtain a favorable resolution to this matter. However, no assurance can be provided that the construction and operating license will be renewed, or that it will be renewed in a timely manner. The inability to receive this municipal construction and operating license, along with the explosives operating permit, were the determining factors in the decision to suspend construction activities.

CHILE – El Morro Project (100%)

The El Morro copper-gold porphyry project consists of the La Fortuna and El Morro target areas and is located along one of the most prolific copper belts in Chile. Metallica and Noranda entered into a joint venture agreement in September 1999 whereby Noranda could earn a 70% interest in the El Morro project. Noranda has already spent in excess of $10 million on the project, which is the exploration expenditure required to be spent by September 2005. In addition to the exploration expenditures, Noranda must make a cash payment to Metallica of $10 million by September 2005 in order to earn its 70% interest. Additionally, the joint venture agreement requires that Noranda must:

•	Complete a bankable feasibility study by September 2007.

•	Finance 70% of Metallica’s 30% share of the project development costs, if requested by Metallica. These funds will be supplied at 1% above Noranda’s financing cost.

Noranda has calculated the following inferred mineral resource estimate for the La Fortuna area of the El Morro project:

Cutoff
Grade	Tonnes	Copper	Gold	Copper lbs	Gold oz
(% Cu)	(000)	(%)	(g/t)	(billions)	(millions)
0.3	590,000	0.56	0.46	7.3	8.8
0.4	465,000	0.61	0.50	6.2	7.4
0.5	340,000	0.67	0.51	5.0	5.6

The La Fortuna area mineral resource estimate was completed in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. The resource estimate was prepared by Noranda under the supervision of John Sullivan, former Director of the El Morro project, and Stanley Clemmer, Senior International Geologist, both of Noranda Chile Ltda., the Qualified Person as that term is defined in National Instrument 43-101.

The La Fortuna mineral resource is considered to be open both to the north and at depth. One core hole, DDHF-39, extends 325 meters below the base of the current resource estimate and averages 0.55% copper and 0.46 grams of gold per tonne over the lower 325 meters.

Noranda has informed Metallica that it intends to spend approximately $1.7 million on the El Morro project in 2004. This includes an 8,000-meter diamond-drilling program scheduled for the fourth quarter of 2004. Noranda continues to be obligated to maintain the property in good standing and fund all holding and exploration costs until it either makes the $10 million payment to Metallica that is due on or before September 14, 2005, or forfeits its option to earn a 70% interest in the project.

Metallica continues to evaluate and pursue new exploration and mining opportunities as well as progressing exploration on ground already controlled by Metallica.

As always, I appreciate the continued support of your Company.

On behalf of the Board of Directors,

Richard J. Hall
President and Chief Executive Officer
August 7, 2004

Management’s Discussion
and Analysis

Management’s discussion and analysis of the consolidated operating results and financial condition of the Company for the three months and six months ended June 30, 2004 and 2003 has been prepared based on information available to the Company as of August 6, 2004, and should be read in conjunction with the consolidated financial statements and the related notes for the three months and six months then ended and in conjunction with management’s discussion and analysis for the year ended December 31, 2003. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.

Financial Results of Operations

Second Quarter 2004 Compared to Second Quarter 2003

The Company reported a loss of $1,174,302 ($0.01 per share) for the three months ended June 30, 2004 as compared to a loss for of $388,595 ($0.01 per share) for the three months ended June 30, 2003. The increase in loss of $785,707 in the current period is primarily due to an increase in foreign exchange losses of $893,057 on cash balances held in Canadian dollars resulting from a weakening of the Canadian dollar relative to the U.S. dollar at June 30, 2004 as compared to March 31, 2004. General and administrative expense increased by $217,470 in the current period and was primarily due to higher corporate administrative costs attributable to the Company’s decision to commence construction at its Cerro San Pedro project in February 2004. Interest expense of $154,864 for the three months ended June 30, 2003 represents interest accretion on acquisition debt relating to the Company’s purchase of Glamis’ 50% equity interest in the Cerro San Pedro project in February, 2003. The acquisition debt was paid off in February 2004. Interest income increased by $155,635 in the current period and is due to higher invested cash balances resulting from net proceeds of $61.31 million from the Company’s December 2003 public offering.

Year to Date 2004 Compared to Year to Date 2003

The Company reported a loss of $1,863,888 ($0.02 per share) for the six months ended June 30, 2004 as compared to a loss of $752,734 ($0.02 per share) for the six months ended June 30, 2003. The increase in loss of $1,111,154 in the current period is primarily due to an increase in foreign exchange losses of $1,483,249 on cash balances held in Canadian dollars resulting from a weakening of the Canadian dollar relative to the U.S. dollar at June 30, 2004 as compared to December 31, 2003. General and administrative expense increased by $299,560 in the current period and was primarily due to higher corporate administrative costs attributable to the Company’s decision to commence construction at its Cerro San Pedro project. Interest expense of $241,501 for the six months ended June 30, 2003 represents interest accretion on acquisition debt relating to the Cerro San Pedro project. The loan was paid off in February 2004, resulting in only $40,260 of interest accretion in the current period. Interest income for the six months ended June 30, 2004 increased by $456,291 when compared to the preceding period and is due to higher invested cash balances resulting from the Company’s December 2003 public offering. Income from option payments in the current period represents option payments received from the sale of the Company’s Mara Rosa project in Brazil. The Company expects to receive a final option payment of $100,000 in the third quarter of 2004.

Summary of Quarterly Results

The following summary of quarterly results is unaudited and has been prepared in accordance with Canadian GAAP.

	2004		2003
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Total revenues	$–	$–	$–	$–
Net income (loss)(1)	$(1,174,302)	$(689,586)	$363,253	$(1,326,066)
Net income (loss) per share(2)	$(0.01)	$(0.01)	$0.01	$(0.03)

	2003		2002
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Total revenues	$–	$–	$–	$–
Net income (loss)(1)	$(388,595)	$(364,139)	$(480,916)	$(209,309)
Net income (loss) per share(2)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

(1)	Net income (loss) before discontinued operations and extraordinary items is equal to net income (loss).

(2)	Net income (loss) per share before discontinued operations and extraordinary items is equal to net income (loss) per share.

Liquidity and Capital Resources

The Company’s cash and cash equivalents decreased by $5,214,557 for the three months ended June 30, 2004 as compared to a decrease in cash and cash equivalents of $939,754 for the three months ended June 30, 2003. The $4,274,803 increase in 2004 cash outflows is primarily due to an increase in expenditures on mineral properties and deferred costs in the current period of $3,733,432 resulting from commencement of construction at the Cerro San Pedro project in February 2004, and an increase in foreign exchange losses in the current period totaling $893,057.

The Company’s cash and cash equivalents decreased by $23,615,569 for the six months ended June 30, 2004 as compared to an increase in cash and cash equivalents of $6,072,406 for the six months ended June 30, 2003. The $29,687,975 increase in 2004 cash outflows primarily results from payments to Glamis to acquire its 50% equity interest in the Cerro San Pedro project and a related royalty totaling $13,250,000, an increase in expenditures on mineral properties and deferred costs totaling $7,276,553 due to the commencement of construction at the Cerro San Pedro project in February 2004 and an increase in foreign exchange losses totaling $1,483,249. In addition, net proceeds from the issuance of common shares were nil in the current period and $9,471,326 in the preceding period.

The Company had working capital of $42,582,347 at June 30, 2004 as compared to working capital of $59,738,527 at December 31, 2003. The $17,156,180 decrease in working capital results primarily from costs relating to the Cerro San Pedro project that were incurred during the six months ended June 30, 2004: $5,000,000 for contingent purchase price payments, $2,250,000 for a royalty, $9,108,052 million for project development and construction costs, and foreign exchange losses totaling $1,483,152. The Company has completed all of its payment obligations relating to its purchase of Glamis’ 50% interest in the Cerro San Pedro project.

Outstanding Share Data

As of August 6, 2004, the Company had one class of common shares issued and outstanding totaling 82,481,269 shares. The Company has 19,350,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. The Company had an additional 5,049,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$2.00 per share through March 11, 2005. Stock options outstanding as of August 6, 2004 total 2,845,250 and are exercisable for common shares at prices ranging from Cdn$0.45 per share to Cdn$2.87 per share.

Corporate Outlook

The Company’s focus for 2004 has been on the construction of its Cerro San Pedro heap-leach gold and silver project in central Mexico. Construction began in February 2004 and was expected to take approximately nine months to complete at a total cost of approximately $28.2 million, plus $3.0 million for project working capital. In June 2004, the Company suspended project construction pending receipt of the project explosives permit and the annual renewal of the municipal construction and operating license. Both of these permits are required to complete construction of the project and operate the mine. The suspension of project construction will increase the estimated cost to build the mine and will delay commencement of operations. The Company will continue to focus on obtaining the explosives permit and the municipal construction and operating license, and thereafter continue with project construction; however, the Company cannot provide any assurance that it will be successful in its efforts to secure these permits.

The Company received notice in April 2004 that the Agrarian Court in San Luis Potosi, Mexico, found in favor of a contesting group and nullified a lease agreement of the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V. (“MSX”), for surface rights at its Cerro San Pedro project. The Agrarian Court did not rule that MSX had to either cease construction of the project or vacate the land, although the Company did elect to suspend construction in June 2004 pending receipt of the explosives permit and the municipal construction and operating license discussed above. The Company has appealed the Agrarian Court decision to a higher level Federal Court, and is also pursuing other options in order to establish a long-term legal basis for using the land. A Federal Court has recently issued a stay of execution of the Agrarian Court decision, pending resolution of the appeals. In the event that the Agrarian Court decision is upheld in the Federal Court, and in the event that the Company is unsuccessful in its pursuit of alternative remedies, the Company may be required to negotiate a new lease agreement for surface rights with the contesting group. There are no assurances that these negotiations would be successful.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks and uncertainties and other factors, including those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form 20-F, which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations. As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. These include a lawsuit relating to the validity of its lease agreement for access to surface rights at the proposed mine site. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to complete construction and operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction and operating license, receipt of an explosives permit and annual renewals thereof, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company and its advisors believe that it is currently in compliance with all material conditions of the permits that have been issued to the Company to date, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend or cease project construction or operations in the future. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Balance Sheets
(unaudited) U.S. dollars

	June 30,	December 31,
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$42,494,487	$66,110,056
Value-added tax and other current assets	1,029,511	415,878

	43,523,998	66,525,934
Mineral properties and deferred exploration expenditures (Note 3)	43,014,118	26,574,390
Fixed assets, net	445,949	234,863
Other assets	20,300	18,661

Total assets	$87,004,365	$93,353,848

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$941,651	$597,771
Reclamation and closure cost obligation	–	29,796
Note payable	–	200,100
Acquisition debt (Note 3)	–	5,959,740

	941,651	6,787,407
Reclamation and closure cost obligation (Note 4)	194,882	–

Total liabilities	1,136,533	6,787,407
Shareholders’ equity (Note 5)
Share capital 82,481,269 shares issued (2003: 81,763,885)	107,544,582	106,786,049
Warrants	7,373,839	7,469,578
Share options	909,775	6,675
Deficit	(29,960,364)	(27,695,861)

	85,867,832	86,566,441

Total liabilities and shareholders’ equity	$87,004,365	$93,353,848

Contingencies (Note 6)

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Statements
of Operations and Deficit
(unaudited) U.S. dollars

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003
Interest income	$182,348	$26,713	$499,274	$42,983
Income from option payments	100,000	–	200,000	–

	282,348	26,713	699,274	42,983
General and administrative expense	446,363	228,893	736,919	437,359
Exploration expense	60,417	25,959	129,750	88,154
Reclamation and closure costs	4,868	–	17,368	–
Stock-based compensation expense (Note 5(c))	20,857	–	72,461	–
Interest expense	–	154,864	40,260	241,501
Write-down of mineral properties and deferred expenditures	–	–	–	22,600
Foreign exchange loss (gain)	895,249	2,192	1,483,152	(97)

	1,427,754	411,908	2,479,910	789,517

Loss before income taxes	(1,145,406)	(385,195)	(1,780,636)	(746,534)
Income tax provision	28,896	3,400	83,252	6,200

Loss for the period	(1,174,302)	(388,595)	(1,863,888)	(752,734)

Deficit at beginning of period as previously reported	(28,786,062)	(26,344,453)	(27,695,861)	(25,980,314)
Stock-based compensation expense (Note 5(c))	–	–	(400,615)	–

Deficit at beginning of period as restated	(28,786,062)	(26,344,453)	(28,096,476)	(25,980,314)

Deficit at end of period	$(29,960,364)	$(26,733,048)	$(29,960,364)	$(26,733,048)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Weighted average number of common shares outstanding	82,474,888	42,555,010	82,231,342	38,646,027

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Statements
of Cash Flows
(unaudited) U.S. dollars

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003
Cash Flows Provided From (Used in) Operating Activities
Loss for the period	$(1,174,302)	$(388,595)	$(1,863,888)	$(752,734)
Non-cash items:
Depreciation and amortization	3,155	2,777	5,813	5,146
Stock-based compensation expense	20,857	914	72,461	4,875
Interest expense	–	154,864	40,260	237,583
Common share contribution to retirement plan	5,497	5,419	11,049	10,887
Write-down of mineral properties and deferred expenditures	–	–	–	22,600
Foreign exchange loss (gain) on foreign cash held	895,249	2,192	1,483,152	(97)
Cash provided by (used for) working capital and other assets:
Value-added tax and other current assets	486,357	(133,654)	(613,633)	(144,213)
Other assets	(1,738)	–	(1,738)	–
Accounts payable and accrued liabilities	(200,524)	109,552	(28,732)	181,397
Reclamation and closure cost obligation	(17,087)	(39,371)	(29,796)	(80,978)

	17,464	(285,902)	(925,052)	(515,534)

Cash Flows (Used in) Investing Activities
Mineral properties and deferred expenditures	(4,317,314)	(583,882)	(8,164,553)	(888,000)
Mineral property acquisition costs, net of cash acquired	–	–	(5,000,000)	(1,921,933)
Payment to acquire royalty	–	–	(2,250,000)	–
Payments to acquire fixed assets	(19,458)	(66,771)	(244,457)	(73,550)

	(4,336,772)	(650,653)	(15,659,010)	(2,883,483)

Cash Flows Provided From (Used in) Financing Activities
Common shares and warrants issued for cash, net of issue costs	–	(1,007)	–	9,471,326
Repayment of acquisition debt	–	–	(6,000,000)	–
Repayment of note payable	–	–	(200,100)	–
Proceeds from exercise of warrants	–	–	400,230	–
Proceeds from exercise of stock options	–	–	251,515	–

	–	(1,007)	(5,548,355)	9,471,326

Foreign Exchange (Loss) Gain on Foreign Cash Held	(895,249)	(2,192)	(1,483,152)	97

Increase (decrease) in cash and cash equivalents	(5,214,557)	(939,754)	(23,615,569)	6,072,406
Cash and cash equivalents, beginning of period	47,709,044	11,533,046	66,110,056	4,520,886

Cash and cash equivalents, end of period	$42,494,487	$10,593,292	$42,494,487	$10,593,292

Cash and Cash Equivalents Consist of:
Cash on hand and balances with banks	$999,382	$358,205	$999,382	$358,205
Short-term investments	$41,495,105	$10,235,087	$41,495,105	$10,235,087
Non-Cash Investing and Financing Activities
Value of stock options capitalized as mineral properties and deferred expenditures	$68,718	$–	$430,024	$–
Non-cash Financing and Operating Activities
Common shares issued to reduce retirement plan obligation	$11,049	$5,419	$–	$10,887
Interest Payments	$–	$6,003	$–	$13,923

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The interim consolidated financial statements of Metallica Resources Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2003. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, with the exception that on January 1, 2004, the Company adopted the fair value method of accounting for stock-based compensation. The impact of the adoption is set out in Note 5(c).

2. Nature of Operations

The Company’s operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties, primarily in Mexico and South America. The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004. In June 2004, construction of the mine was suspended pending receipt of the project blasting permit and the annual renewal of the project municipal construction and operating license.

3. Mineral Properties and Deferred Expenditures

	Cerro San		MIMK and
	Pedro,	El Morro,	other projects,
	Mexico	Chile	Chile	Total
Balance at December 31, 2003	$25,468,520	$1,039,589	$66,281	$26,574,390
Mineral properties	241,062	–	15,462	256,524
Deferred expenditures	8,867,090	–	66,114	8,933,204
Acquisition costs	5,000,000	–	–	5,000,000
Purchase of royalty	2,250,000	–	–	2,250,000

Balance at June 30, 2004	$41,826,672	$1,039,589	$147,857	$43,014,118

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s (“Glamis”) 50% equity interest in Minera San Xavier, S.A. de C.V. (“MSX”) for $18 million, less 50% of MSX’s working capital deficit at closing of $58,832. As a result of the purchase, MSX became a wholly owned subsidiary of the Company. MSX’s principal asset is a 100% ownership interest in the Cerro San Pedro gold and silver project located in the State of San Luis Potosi, Mexico. The acquisition of Glamis’ 50% equity interest in MSX was a business combination accounted for as a purchase transaction. The purchase price included a contingent payment for $2.5 million payable upon commencement of commercial production and an additional contingent payment for $2.5 million due one year from commencement of commercial production. In addition, Glamis retained a sliding scale net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Cerro San Pedro project when gold prices equal or exceed $325 per ounce.

On March 24, 2004, the Company acquired the net returns royalty from Glamis for $2.25 million and paid the remaining $5.0 million of contingent payments owed to Glamis. The royalty purchase price of $2.25 million and the $5.0 million of contingent payments have been allocated to mineral properties. In addition, on February 10, 2004, the Company made a $6.0 million acquisition debt payment to Glamis as part of its acquisition of MSX. The Company has completed all of its payment obligations to Glamis resulting from its acquisition of Glamis’ 50% interest in MSX.

4. Reclamation and Closure Obligation

The Company has adopted the new accounting standard for asset retirement obligations, Canadian Institute of Chartered Accountants Section 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An accretion component is charged each period to reflect interest on the fair value of the liability. At June 30, 2004, the Company estimated a fair value of $194,882 for its future reclamation obligation at the Cerro San Pedro project.

5. Share Capital

a)	Common shares issued and outstanding

	Shares	Amount
Balance at December 31, 2003	81,763,885	$106,786,049
Exercise of stock options for cash	355,000	251,515
Exercise of warrants for cash	354,500	400,230
Shares issued for retirement plan	7,884	11,049
Book value of warrants exercised	–	95,739

Balance at June 30, 2004	82,481,269	$107,544,582

b)	Warrants

As of June 30, 2004, the Company has outstanding warrants to purchase 24,399,000 common shares as follows:

	Exercise	Outstanding at		Outstanding at
Expiry Date	Price (Cdn$)	December 31, 2003	Exercised	June 30, 2004
March 11, 2004	$1.50	353,500	353,500	–
March 11, 2005	$2.00	5,050,000	1,000	5,049,000
December 11, 2008	$3.10	19,350,000	–	19,350,000

		24,753,500	354,500	24,399,000

c)	Stock options

As of June 30, 2004, the Company has outstanding stock options to purchase 2,845,250 common shares as follows:

	Weighted
	Average Exercise	Number	Amount
	Price (Cdn$)	Outstanding	(US$)
Balance at December 31, 2003 as previously reported	$1.12	2,800,250	$6,675
Stock-based compensation expense	–	–	400,615

Balance at January 1, 2004 as restated	1.12	2,800,250	407,290
Granted	2.39	400,000	219,810
Exercise of options (granted prior to January 1, 2002)	0.94	(355,000)	–
Vesting of options (granted January 1, 2002 to December 31, 2003)	–	–	282,675

Balance at June 30, 2004	$1.32	2,845,250	$909,775

Exercisable at June 30, 2004	$1.18	2,199,416

Effective January 1, 2004, the Company adopted the revised Canadian Institute of Chartered Accountants Section 3870 – “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation expense on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price on the date of grants. Under the new guideline, stock-based compensation expense would have been increased by $339,367 and

$61,248 for the years ended December 31, 2003 and 2002, respectively. The adoption of this new guideline resulted in a cumulative increase of $400,615 to deficit and options at January 1, 2004.

The pro forma effect on loss for the period, and basic and diluted loss per share, for the three-month and six-month periods ended June 30, 2003, had the Company followed the fair value method of accounting for stock-based compensation, is as follows:

	Three Months	Six Months
	Ended June 30, 2003	Ended June 30, 2003
Loss for the period	$388,595	$752,734
Compensation expense	80,503	225,347

Pro forma loss for the period	$469,098	$978,081

Basic and diluted loss per share:
As reported	$0.01	$0.02
Pro forma	$0.01	$0.03

The fair value of stock options used to calculate stock compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2004	2003
Risk free interest rate (Canada)	3.3% to 3.5%	3.6% to 4.4%
Expected dividend yield	0.0%	0.0%
Expected price volatility of the Company’s common shares	70% to 71%	79% to 87%
Expected life of option	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

6. Contingencies

a)	The Company has received notice that an Agrarian Court in San Luis Potosi, Mexico, has found in favor of a contesting group and nullified a lease agreement of MSX for surface rights at its Cerro San Pedro project. The Agrarian Court did not rule that MSX had to either cease construction of the project or vacate the land and, accordingly, construction of the project will continue as the Company seeks other remedies and appeals the decision. A federal court has recently issued a stay of execution of the Agrarian Court decision, pending resolution of the appeals. In the event that the Agrarian Court decision is upheld in the federal court, and in the event that the Company is unsuccessful in its pursuit of alternative remedies, the Company may be required to negotiate a new lease agreement for surface rights with the contesting group. There are no assurances that these negotiations would be successful.

b)	The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction and operating license receipt of a blasting operations permit and annual renewals thereafter, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company believes that it is currently in full compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend project construction or operations.

In June 2004, the Company suspended construction of its Cerro San Pedro project pending receipt of the project blasting permit and the annual renewal of the municipal construction and operating license.

Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165, Centennial, Colorado 80112 USA
Telephone: (303) 796-0229; Facsimile: (303) 796-0265
Toll Free: 1-888-933-0313 (Canada and USA)
E-mail: metallica@metal-res.com; website: www.metal-res.com
Share Listings: TSX: MR; AMEX: MRB

Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood, Suite 165
Centennial, Colorado 80112 USA